MAIL STOP 3561

June 4, 2010

Ms. Margrit Eyraud, CEO
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, California 91605

> **Re: Marani Brands, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Forms 10-Q for Quarters ended September 30 and December 31, 2009**
> **Supplemental responses received May 3 and 6, 2010**
> **File No. 333 -123176**

Dear Ms. Eyraud:

We have reviewed your supplemental responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Executive Compensation, page 17

1. Please revise this section to fully comply with Item 404(m) through (r) of Regulation S-K. For example, please disclose the material terms of each employment agreement or arrangement in the narrative to the summary compensation table, including the

severance agreement. Also, the severance agreement provides for cash payments which do not appear on the summary compensation table. Please revise the table as appropriate, or advise.

2. We note that the table includes "annualized" salary and all other compensation. Please revise the table to set forth "the compensation awarded to, earned by, or paid to the named executive officers." See Item 404(b)(1). If you wish to provide annualized amounts, please relocate to a footnote to the table and explain "annualized".

Security Ownership of Certain Beneficial Owners and Management, page 17

3. We note the change in record ownership discussed in the response to prior comment two. Please tell us whether, as a result of such transfers, any natural person is the beneficial owner of more than 5% of common stock. In this regard, we note that three transferees have the same address in care of The Lebrecht Group, and two other transferees have the same California address.

4. We repeat prior comment three. Please disclose the natural persons who are the beneficial owners of the shares held by the entities listed as principal shareholders. If natural persons affiliated with Julius Baer & Co are the beneficial owners, please disclose them.

Certain Relationships and Related Transactions, Director Independence, page 19

5. We repeat comment four. The disclosure requirement includes transaction with parties that are "related persons" "at any time during the specified period for which disclosure under paragraph (a) of this Item is required…." See the Instruction to Item 404(a) of Regulation S-K.

Exhibit Index & Exhibits

6. We understand that the documents provided supplementally will be filed as exhibits to the amended 2009 Form 10-K. Further, please file the following exhibits or revise the index as follows:

For Exhibit 3.3, please revise the exhibit index to correct the document from which this exhibit is incorporated by reference.

Please refile Exhibit 10.8 in executed form and revise the index as appropriate.

Please file the July 28, 2009 note as an exhibit and list in the index.

Please list the Purell Partners Consulting Agreement as an exhibit in the index and incorporate by reference.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Consolidated Statements of Operations, page F-3

7. We note your response to comment 11 in our letter dated March 12, 2010. Please describe to us the complete history of how the 10 million warrants issued to Purell and 3,890,000 warrants issued to Continental Advisors were accounted for in your financial statements. In this regard, tell us at a minimum, when and why the warrants were issued, the fair value of the warrants, how the issuance of the warrants impacted your financial statements, when the warrants were cancelled, and how you reflected the cancellation in your financial statements.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Brian McAllister at (202) 551-3341. Questions on other disclosure issues may be directed to me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Roy D. Toulan, Esq.